FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 27, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.           Press release dated May 27, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 27, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

PRESS RELEASE
New York and Stockholm – May 27, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

New York and Stockholm – May 27, 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today held its Annual General Meeting ("AGM") and an Extraordinary General Meeting ("EGM") of shareholders in Luxembourg.

The AGM resolved to re-elect Mr Kent Atkinson, Ms Mia Brunell Livfors, Ms Donna Cordner, Mr Daniel Johannesson and Mr Michel Massart as Non-Executive Directors and to elect Mr Marten Pieters and Mr Allen Sangines-Krause as new Non-Executive Directors of the Company.

Mr Marten Pieters was CEO of MSI, which became Celtel, from 2003 through its acquisition by MTC in early 2007. During this time, he was a driving force in Celtel’s development as one of the leading pan-African telecommunications operators, serving some 20 million customers in 14 countries.  Previously, from 1989 to 2003, Mr Pieters worked at KPN where, from 2000, he was a member of the executive management board of KPN Telecom with specific responsibility for KPN’s Business Solutions Division.  Prior to this he was EVP, KPN International Operations, covering Central and Eastern Europe, Asia and the US.  Before this he was Managing Director of two Telecoms districts, having joined KPN as Secretary to the Board of Management.  Before starting his career in telecommunications, Mr Pieters worked for 11 years at Royal Smilde Foods as Director of Finance and Strategic Planning and eventually as CEO in the Netherlands. He has a Law degree from Groningen University, The Netherlands.

Mr Allen Sangines-Krause worked for Goldman Sachs between 1993 and 2007, working in a variety of senior positions from COO for Latin America based in Mexico City and New York and most recently as Managing Director out of London.  Prior to joining Goldman Sachs, Mr Sangines-Krause was with Casa de Bolsa Inverlat, in Mexico, and before that he was a Founding Partner of Fidem, S.C., a Mexican investment bank, which was acquired by Casa de Bolsa Inverlat in 1991.  Mr Sangines-Krause currently sits on the Board of Investment AB Kinnevik and is Chairman of Rasaland, a real estate investment fund.  He is a member of the Council of the Graduate School of Arts and Sciences of Harvard University.  He has a Ph.D. in Economics from Harvard University and an undergraduate degree in Economics from Instituto Tecnologico Autonomo de Mexico. While at Harvard, he was economic advisor to the Bolivian President for three years, focused on successfully reducing hyperinflation from some 20,000% to single digit levels.

PricewaterhouseCoopers Sàrl was re-elected as external Auditor.

All other resolutions proposed to Millicom's AGM of shareholders today in Luxembourg were passed. In particular, the AGM authorized the payment of a per share gross cash dividend of USD 2.40 to eligible shareholders. The dividend will be paid on June 9, 2008 to shareholders of record as of June 2, 2008.

As the required quorum of two-thirds of the issued and outstanding share capital was not met, the Board resolved to reconvene the EGM in order to amend Article 21 (“Procedure, Vote”) of the articles of association of Millicom.  Further notice will be given promptly regarding the reconvened EGM.  For details of the proposed amendment to Article 21, please refer to item I. of the EGM agenda in the AGM/EGM convening notice published by Millicom on May 9th, 2008 available at www.millicom.com ..

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Daniel Johannesson	Telephone: +352 27 759 327
Chairman of the Board of Directors
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com